UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Zovio Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

98979V102

(CUSIP Number)

Michael P. Cole

SevenSaoi Capital, LLC

1165 North Clark Street, 4th Floor

Chicago, Illinois 60610

(773) 938-6307

Michael R. Neidell, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 4, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98979V102

1	NAME OF REPORTING PERSON

SEVENSAOI CAPITAL PARTNERS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,716,833
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,716,833
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,716,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.6%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 98979V102

1	NAME OF REPORTING PERSON

SEVENSAOI CAPITAL PARTNERS IIA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		352,928
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

352,928
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

352,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 98979V102

1	NAME OF REPORTING PERSON

SEVENSAOI CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,069,761
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,069,761
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,069,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 98979V102

1	NAME OF REPORTING PERSON

MICHAEL P. COLE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,069,761
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,069,761
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,069,761
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 98979V102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares owned by each of SevenSaoi Partners II and SevenSaoi Partners IIA were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,716,833 Shares beneficially owned by SevenSaoi Partners II is approximately $6,969,189, excluding brokerage commissions, and the aggregate purchase price of the 352,928 Shares beneficially owned by SevenSaoi Partners IIA is approximately $2,932,948, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 4, 2020, the Reporting Persons entered into an agreement with the Issuer (the “Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed to (i) increase the size of the Board by one and appoint Michael P. Cole as a Class II director with a term expiring at the Issuer’s 2020 Annual Meeting of Stockholders (the “2020 Annual Meeting”) and (ii) appoint Mr. Cole as a member of the Board’s Compensation Committee and M&A Oversight Committee, which is responsible, among other things, for evaluating and making recommendations to the Board with respect to the Issuer’s proposed change of ownership and conversion of Ashford University to a nonprofit entity and the related financing. Under the Agreement, the Issuer and the Reporting Persons will also cooperate to identify and mutually agree upon an additional person to join the Board as an independent director by a date intended to be no later than the Issuer’s 2021 Annual Meeting of Stockholders (the “2021 Annual Meeting”).

Subject to the Agreement, the Issuer also agreed to include Mr. Cole on the Board’s slate of director nominees standing for election at the 2020 Annual Meeting and to recommend, support and solicit proxies in favor of Mr. Cole’s election at the 2020 Annual Meeting in a manner no less rigorous and favorable than the manner in which the Issuer supports its other directors nominees at the 2020 Annual Meeting. Following Mr. Cole’s appointment to the Board, the Issuer agreed that the Board will undertake a review of the Issuer’s classified Board structure to determine whether it continues to be in the best interests of the Issuer and its stockholders.

The Agreement also provides that, during the Restricted Period (as defined below), if Mr. Cole ceases to be a member of the Board for any reason, then, except in specified circumstances, the Reporting Persons will have the right to identify (and the Board will take all action necessary to promptly appoint) a replacement director reasonably acceptable to the Board who meets the applicable independence requirements.

The Agreement further provides that Mr. Cole will immediately offer to resign as a director if (i) at any time the Reporting Persons do not, as a result of dispositions by them, beneficially own Shares representing in the aggregate at least 4.5 percent of Issuer’s then-outstanding Shares; (ii) Mr. Cole is no longer able to serve as a director due to regulatory requirements applicable to the Issuer (although the Reporting Persons will have the right to appoint a replacement director in this case); or (iii) any Reporting Person is finally judicially determined to have breached the Agreement.

6

CUSIP No. 98979V102

Pursuant to the terms of the Agreement, the Reporting Persons agreed, among other things: (i) not to dispose of any voting securities of the Issuer prior to the earlier of the closing of the polls at the 2020 Annual Meeting and May 31, 2020; and (ii) during the Restricted Period, to cause all voting securities beneficially owned by them to be present for quorum purposes, if applicable, and, on all matters that would not require the Issuer to file a preliminary proxy statement, vote all voting securities beneficially owned by them in a manner consistent with the recommendation of the Board.

The Reporting Persons also agreed to certain customary standstill provisions, effective as of the date of the Agreement until the day that is 15 business days prior to the deadline for the submission of stockholder nominations of directors for the 2021 Annual Meeting (the “Restricted Period”). The standstill provisions generally prohibit the Reporting Persons from taking specified actions with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in the solicitation of proxies; (ii) joining any “group” or becoming party to any voting arrangement or agreement; (iii) seeking or encouraging others to submit nominations for election or removal of directors; (iv) making stockholder proposals or offers with respect to mergers, acquisitions and other business combinations; (v) seeking Board representation other than as provided in the Agreement; or (vi) acquiring any securities of the Issuer or rights that would result in the Reporting Persons beneficially owning more than 14.9 percent of the then-outstanding voting securities of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each Reporting Person is based upon 30,267,821 Shares outstanding as of October 25, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 30, 2019.

As of the close of business on February 5, 2020, SevenSaoi Partners II beneficially owned 1,716,833 Shares, constituting approximately 5.6% of the outstanding Shares. SevenSaoi Capital, as the managing member of SevenSaoi Partners II, and Mr. Cole, as the managing member of SevenSaoi Capital, may be deemed to beneficially own the Shares owned by SevenSaoi Partners II.

As of the close of business on February 5, 2020, SevenSaoi Partners IIA beneficially owned 352,928 Shares, constituting approximately 1.2% of the outstanding Shares. SevenSaoi Capital, as the managing member of SevenSaoi Partners IIA, and Mr. Cole, as the managing member of SevenSaoi Capital, may be deemed to beneficially own the Shares owned by SevenSaoi Partners IIA.

(b)       SevenSaoi Partners II, SevenSaoi Capital and Mr. Cole have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 1,716,833 Shares held by SevenSaoi Partners II. SevenSaoi Partners IIA, SevenSaoi Capital and Mr. Cole have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the 352,928 Shares held by SevenSaoi Partners IIA.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

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CUSIP No. 98979V102

(c)       The transactions in the Shares on behalf of SevenSaoi Partners II during the past sixty days are set forth in Schedule A and are incorporated herein by reference. None of the other Reporting Persons has entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 4, 2020, the Reporting Persons and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter Agreement, dated February 4, 2020, by and among Zovio Inc, SevenSaoi Capital, LLC, SevenSaoi Capital Partners II, LLC, SevenSaoi Capital Partners IIA, LLC and Michael P. Cole.

8

CUSIP No. 98979V102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2020

SEVENSAOI CAPITAL PARTNERS II, LLC

By:	SevenSaoi Capital, LLC, its managing member

By:	/s/ Michael P. Cole
	Name:	Michael P. Cole
	Title:	Managing Member

SEVENSAOI CAPITAL PARTNERS IIA, LLC

By:	SevenSaoi Capital, LLC, its managing member

By:	/s/ Michael P. Cole
	Name:	Michael P. Cole
	Title:	Managing Member

SEVENSAOI CAPITAL, LLC

By:	/s/ Michael P. Cole
	Name:	Michael P. Cole
	Title:	Managing Member

/s/ Michael P. Cole
MICHAEL P. COLE

9

CUSIP No. 98979V102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

SEVENSAOI CAPITAL PARTNERS II, LLC

5,758	2.1450[1]	12/05/19
26,176	2.1746[2]	12/10/19
400	2.0400	12/13/19
19,662	2.0330[3]	12/16/19

1 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.11 to $2.16 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

2 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.135 to $2.19 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.

3 The price reported is a weighted average price. These shares were purchased in multiple transactions at prices ranging from $2.01 to $2.045 per share. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth in this footnote.